UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 31)
GENZYME CORPORATION
(Name of Subject Company)
GENZYME CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
372917104
(CUSIP Number of Common Stock)
Peter Wirth
Executive Vice President
Genzyme Corporation
500 Kendall Street
Cambridge, Massachusetts 02142
(617) 252-7500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With copies to:

Paul M. Kinsella	Andrew R. Brownstein
Ropes & Gray LLP	Wachtell, Lipton, Rosen & Katz
Prudential Tower	51 West 52nd St
800 Boylston Street	New York, New York 10019
Boston, Massachusetts 02199	(212) 403-1000
(617) 951-7000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 31 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Genzyme Corporation, a Massachusetts corporation (the “Company” or “Genzyme”), with the Securities and Exchange Commission (the “SEC”) on October 7, 2010 (as previously amended, the “Schedule 14D-9”), relating to the tender offer by GC Merger Corp., a Massachusetts corporation (“Offeror”) and wholly-owned subsidiary of Sanofi-Aventis, a French société anonyme (“Sanofi”), to purchase all of the outstanding shares of the Company’s common stock, par value $.01 per share (the “Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase, originally dated October 4, 2010, as amended (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, and as amended or supplement from time to time, constitutes the “Offer”), originally included as Exhibits (a)(1)(A) and (a)(1)(B) to the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Sanofi and Offeror with the SEC on October 4, 2010. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9 filed on October 7, 2010 and any amendments thereto.
Item 8. Additional Information.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of the Item:
“(g) Expiration of Subsequent Offering Period; Completion of Offer.
     The subsequent offering period expired at 6:00 p.m., New York City time, on April 7, 2011. After acquiring all Shares validly tendered during the subsequent offering period, Offeror owned 237,312,826 Shares, representing approximately 89.4% of all outstanding Shares.
     On April 8, 2011, Sanofi announced that it completed its acquisition of Genzyme through a short-form merger under Massachusetts law after exercising the Top-Up Option and, as a result, Genzyme became a direct, wholly-owned subsidiary of Sanofi.
     As a result of the Merger, any Shares not tendered in the Revised Offer will be cancelled and (except for Shares held by Genzyme or Sanofi or their respective subsidiaries, or Shares for which appraisal rights are validly exercised) will be automatically converted into the right to receive the same $74.00 (less any applicable withholding for taxes and without interest) and one CVR per share that was paid in the Revised Offer. As of the end of the trading day on April 8, 2011, the Shares will cease to be traded on the NASDAQ Global Select Market.
     The full text of the press release issued by Sanofi announcing the completion of the Revised Offer is attached hereto as Exhibit (a)(54) and is incorporated herein by reference.
Item 9. Exhibits.
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description
(a)(54)	Press release issued by sanofi-aventis, dated April 8, 2011(filed as a Rule 425 filing by sanofi-aventis on April 8, 2011, and incorporated herein by reference).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2011	GENZYME CORPORATION
	By:	/s/ Peter Wirth
		Name:	Peter Wirth
		Title:	Executive Vice President